Exhibit (g)(2)

EGA Frontier Diversified Core Fund

Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT (the “Agreement”) is made by Emerging Global Advisors, LLC (the “Adviser”), investment adviser to the EGA Frontier Diversified Core Fund (the “Fund”), effective as of the 27th day of May, 2015.

WHEREAS, the Adviser has entered into an Advisory Agreement with the Fund pursuant to which the Adviser provides investment advice and management services to the Fund for which the Adviser is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Adviser has determined to waive all or a portion of its management fee and assume certain expenses of the Fund.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees to waive all or a portion of its management fee, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986) of the Fund (excluding brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses), to the extent necessary so that the Fund’s Total Annual Fund Operating Expenses (excluding brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses), for a period to commence on July 29, 2015 and continue through July 28, 2016, do not exceed 1.75% of the Fund’s average daily net assets.

The Adviser will not assign this Agreement without the prior consent of the Fund. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to the Fund, in the event of merger or liquidation of the Fund. This Agreement may be terminated at any time by the Board of Trustees of the Fund, but may not be terminated by the Adviser during the term of this Agreement.

Emerging global advisors, llc

By: /s/ Robert C. Holderith
Name and Title:	Robert C. Holderith
President